September 4, 2009
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of the Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	The Hartford Financial Services Group, Inc. (the “Company” or “The Hartford”)
Form 10-K for the Fiscal Year Ended December 31, 2008
File No. 001-13958
Dear Mr. Rosenberg:
This letter is in response to your August 6, 2009, letter providing comments from the Securities and Exchange Commission (the “Commission”) staff (the “Staff”) resulting from their review of the Company’s disclosures in The Hartford Financial Services Group, Inc. Form 10-K for the Fiscal Year Ended December 31, 2008, File No. 001-13958.
The Company is acknowledging the following in connection with our responses provided in this filing:
•	The Company is responsible for the adequacy and accuracy of the disclosure in this filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to this filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Life
Net Investment Spreads, page 72
SEC Comment 1
Please refer to prior comment two. As originally requested, please quantify the contribution of each factor to the 2008 decrease in these net investment spreads. In particular, ensure that your disclosure describes and quantifies factors considered in your determination of interest credited and how these factors affected variations in net investment spreads for each period presented.

Company Response 1:
In the Company’s Form 10-Q for the three and nine months ended September 30, 2009, we will enhance our disclosure regarding Net Investment Spreads in two ways. First, we will add to our discussion of net investment spreads a description of the considerations given to determine credited rates as highlighted below. In addition, we will add a discussion of the major drivers affecting earned and credited rates in order to quantify the factors affecting net investment spread.
In the Company’s Form 10-Q for the three and nine months ended September 30, 2009, and in subsequent filings, we will revise the discussion of net investment spreads as follows (new language in italics):
Management evaluates performance of certain products based on net investment spread. These products include those that have insignificant mortality risk, such as fixed annuities, certain general account universal life contracts and certain institutional contracts. Net investment spread is determined by taking the difference between the earned rate and the related crediting rates on average general account assets under management. The net investment spreads shown below are for the total portfolio of relevant contracts in each segment and reflect business written at different times. When pricing products, the Company considers current investment yields and not the portfolio average. The determination of credited rates is based upon consideration of current market rates for similar products, portfolio yields and contractually guaranteed minimum credited rates. Net investment spread can be volatile period over period, which can have a significant positive or negative effect on the operating results of each segment. The volatile nature of net investment spread is driven primarily by prepayment premiums on securities and earnings on limited partnership and other alternative investments. Investment earnings can also be influenced by such factors as changes in interest rates, credit spreads and decisions to hold higher levels of short-term investments.
In the Company’s Form 10-Q for the three and nine months ended September 30, 2009, and in subsequent filings, we will revise the net investment spread disclosure to quantify and discuss the significant drivers of changes to earned and credited rates (if material). The following explanatory analysis supplements the current net investment spread table on page 72 of our 2008 Form 10-K.
The primary reasons for the drop in net investment spread from 2007 to 2008 were negative limited partnership income, lower earnings on fixed maturities offset by certain reductions in credited rates. For Retail — Individual Annuity, the drop in net investment spread is attributed to lower limited partnership returns of 47 bps and a drop in fixed maturity yields of 61 bps. In Individual Life, the drop in net investment spread is attributable to lower limited partnership returns of 53 bps partially offset by a reduction in the credited rate of 24 bps. In Retirement Plans, lower net investment spread was a result of lower limited partnership returns of 25 bps and lower fixed income returns of 50 bps. In Institutional — Stable Value, net investment spreads were negatively impacted in the amount of 158 bps due to lower yields on variable rate securities and management’s desire to maintain additional liquidity in the Institutional portfolios, with an additional 56 bps attributable to negative limited partnership returns. The drop in variable rate yields also significantly impacted credited rates, which declined 134 bps in this line as the liabilities are generally floating rate as well.

SEC Comment 2
Please refer to prior comment four. We acknowledge your response and proposed new disclosure. However, given the magnitude of losses associated with the GMWB in 2008, which you attribute to liability model assumption updates and market based hedge ineffectiveness, please revise your disclosure to provide the following additional information.
•	An explanation of your process for updating the GMWB liability model assumptions, particularly the factors that determine the timing of these updates.

•	A description of the specific assumptions that you changed and a quantification of the impact of each change.

•
A discussion of the reasonably likely impact of continuing market volatility on your GMWB liabilities. Your proposed disclosure provides a quantification of this impact, which is very small in comparison to the actual impact in 2008. Ensure that your response explains the factors that you considered in concluding that future capital markets volatility would be lower than the levels experienced in 2008.

•
A discussion and quantification of the risk management objectives underlying your derivatives and reinsurance programs. In 2008, these programs appeared to hedge only a relatively small portion of GMWB reserve volatility. Ensure that your response explains the variance between the planned market effectiveness of these programs and their actual performance for each period presented.

Company Response 2:
On page 54 of the Company’s 2008 Form 10-K (Living Benefits Required to be Fair Valued Critical Accounting Estimate) we describe the assumptions included in our GMWB fair value model. We state:
“The Pre-SFAS 157 Fair Value was calculated based on actuarial and capital market assumptions related to projected cash flows, including benefits and related contract charges, over the lives of the contracts, incorporating expectations concerning policyholder behavior such as lapses, fund selection, resets and withdrawal utilization (for the customized derivatives, policyholder behavior is prescribed in the derivative contract). Because of the dynamic and complex nature of these cash flows, best estimate assumptions and a Monte Carlo stochastic process involving the generation of thousands of scenarios that assume risk neutral returns consistent with swap rates and a blend of observable implied index volatility levels were used. Estimating these cash flows involved numerous estimates and subjective judgments including those regarding expected market rates of return, market volatility, correlations of market index returns to funds, fund performance, discount rates and policyholder behavior. At each valuation date, the Company assumed expected returns based on:

•	risk-free rates as represented by the current LIBOR forward curve rates;

•	forward market volatility assumptions for each underlying index based primarily on a blend of observed market “implied volatility” data;

•	correlations of market returns across underlying indices based on actual observed market returns and relationships over the ten years preceding the valuation date;

•	three years of history for fund regression; and

•	current risk-free spot rates as represented by the current LIBOR spot curve to determine the present value of expected future cash flows produced in the stochastic projection process.
As many guaranteed benefit obligations are relatively new in the marketplace, actual policyholder behavior experience is limited. As a result, estimates of future policyholder behavior are subjective and based on analogous internal and external data. As markets change, mature and evolve and actual policyholder behavior emerges, management continually evaluates the appropriateness of its assumptions for this component of the fair value model.”
We will continue to provide this disclosure in subsequent annual filings, when we present our critical accounting estimates. We will also update this disclosure in such filings to include the following:
“On a daily basis, the Company updates capital market assumptions used in the GMWB liability such as interest rates, equity indices and a blend of implied equity index volatilities. The Company continually monitors actual policyholder behavior and revises assumptions regarding policyholder behavior as credible trends of policyholder behavior emerge. With the unprecedented market conditions beginning in the third quarter of 2008, the Company, for the first time, was able to observe policyholder behavior in adverse market conditions. As actual policyholder behavior emerged in this environment, new data suggested that policyholder behavior in declining market scenarios was not as adverse as previously assumed in our models, requiring a revision to our models. At a minimum, all policyholder behavior assumptions are reviewed and updated, as appropriate, in conjunction with the completion of the Company’s comprehensive study to refine its estimate of future gross profits during the third quarter of each year.”

On page 159 of the Company’s 2008 Form 10-K, we reference our disclosures in Note 4 of the Notes to the Consolidated Financial Statements for a discussion of the variable annuity hedge program gains and losses. In subsequent quarterly and annual filings we will revise the disclosure on page 159 to include the various components identified in Note 4 that drive the variable annuity hedge program gains or losses and reference the sensitivity disclosures in the Capital Markets Risk Management section of Management’s Discussion and Analysis. These revised disclosures along with the existing disclosures within Note 4 and 5 of Notes to the Consolidated Financial Statements illustrate that our US GMWB hedging program was approximately 88% effective in 2008. For example, our revised disclosure on page 159, in subsequent filings will read as follows:
“During the year ended December 31, 2008, the Company recorded a pre-tax realized loss of $5.1 billion related to the increase in the liability for GMWB. Significantly offsetting this result, the Company also recorded a pre-tax realized gain of $962 related to the Company’s GMWB reinsurance recoverables and a pre-tax realized gain of $3.4 billion related to the Company’s GMWB dynamic hedging program. See Note 4 in the Notes to the Consolidated Financial Statements for a more complete discussion of the variable annuity hedge program gains and losses. In addition, see the Company’s variable annuity hedging program sensitivity disclosures within the Capital Markets Risk Management section of Management’s Discussion and Analysis.”
In addition, on page F-41 of our 2008 Form 10-K, within footnote 9 to the roll-forward table on page F-40, we included the following disclosure:
“The net loss on US GMWB since January 1, 2008 was primarily related to liability model assumption updates for mortality in the first quarter and market-based hedge ineffectiveness in the third and fourth quarters due to extremely volatile capital markets, partially offset by gains in the fourth quarter related to liability model assumption updates for lapse rates.”
We will revise this disclosure in future quarterly and annual filings, as applicable, to quantify the impact of significant assumption changes made to our GMWB liability model. The disclosure on page F-41 of our 2008 Form 10-K, within footnote 9 to the roll-forward table on page F-40, would have been as follows:
“The net loss on US GMWB since January 1, 2008 was primarily due to extremely volatile capital markets during the year (see the Company’s variable annuity hedging program sensitivity disclosures within the Capital Markets Risk Management section of Management’s Discussion and Analysis) as well as changes in the Company’s dynamic hedging positions, partially offset by net gains resulting from changes in policyholder behavior assumptions. These policyholder behavior assumptions included updates for mortality in the first quarter, which resulted in a pre-tax realized loss of $76, offset by pre-tax realized gains in the third quarter of $44 related to liability model assumption updates for contract holder resets and withdrawals and pre-tax realized gains of $472 in the fourth quarter related to liability model assumption updates for lapse rates.”

In the Company’s Form 10-Q for the three and six months ended June 30, 2009, we added disclosures to the Capital Markets Risk Management section of Management’s Discussion and Analysis to quantify the impact that certain capital market movements could have on our Dynamic GMWB hedging program. The information provided included the net change in fair value of the GMWB liability and the related hedging assets. This disclosure, as of December 31, 2008, would have been substantially as follows:
“Based on the construction of our derivative hedging program as of December 31, 2008, which can change based on capital market conditions, notional amounts and other factors and has changed as we have disclosed elsewhere, an independent change in the following capital market factors is likely to have the following impacts. Each of the sensitivities set forth below is estimated individually, without consideration of any correlation among the key assumptions and is based on the hedge position at December 31, 2008. Therefore, it would be inappropriate to take each of the sensitivities below and add them together in an attempt to estimate the volatility in our variable annuity hedging program. In addition, there are other factors, including policyholder behavior, which could materially impact the GMWB liability. As a result, actual net changes in the value of the GMWB liability and the related dynamic hedging program derivative assets may vary materially from those calculated using only the sensitivities disclosed below:

Net Impact on Hedging Program
Capital Market Factor	Pre-Tax/DAC Gain (Loss)
Equity markets decrease 1% [1]	$1
Volatility increases 1% [2]	$(48)
Interest rates decrease 1 basis point [3]	$(4)
[1]	Represents the aggregate net impact of a 1% decrease in each of the S&P 500, NASDAQ and EAFE indices.

[2]	Represents the aggregate net impact of a 1% increase in blended implied volatility that is generally skewed towards longer durations of each of the S&P 500, NASDAQ and EAFE indices.

[3]	Represents the aggregate net impact of a 1 basis point parallel shift on the LIBOR yield curve.
In subsequent filings, we will add the following disclosure reconciling the sensitivity disclosure to our actual results. For example, the disclosure in our 2008 Form 10-K would have stated the following:
“During the year ended December 31, 2008, our US GMWB liabilities, net of our dynamic hedging program, incurred a net realized pre-tax loss of $631. This net realized loss was primarily driven by decreases in U.S. equity markets of approximately 40%, increases in volatility of approximately 10% and interest rates decreases of approximately 200 basis points. Partially offsetting the net realized losses from these capital market movements, were net gains resulting from the Company’s revisions to liability model assumptions during the year. These assumption changes included an update for mortality in the first quarter, which resulted in a pre-tax realized loss of $76, a pre-tax realized gain in the third quarter of $44 for changes to our assumptions for contract holder resets and withdrawals and a pre-tax realized gain of $472 in the fourth quarter related to assumption updates for lapse rates.”

SEC Comment 3
Please refer to prior comment four. On page 89 you describe $2 billion increase in account value due to the 2008 triggering of the GMIB provision under the 3WIN products, which is not discussed in your analysis of operating results for either the International or Other segments. Revise your MD&A disclosure to discuss the impact of this triggering of the GMIB provision on 2008 operating results. Also, please tell us how you accounted for this triggering of the GMIB benefit, particularly how you considered the guidance in paragraph 31 of SOP 03-01.
Company Response 3:
On Page 89 within footnote 3 to the International Operating Summary we did note that the Japan fixed annuity and other account values includes an increase due to the net triggering impact of the GMIB pay-out annuity account value for the 3WIN product, however, the increase was due to a transfer from the Japan variable annuity account value with no impact on total assets under management — Japan. Per the 3Win contract with the policyholder, upon triggering the GMIB provision, at the policyholder’s election, the policyholder’s account value is transferred out of the mutual fund investment options available in the contract and into the Company’s general account portfolio. We will clarify the details and contractual requirements of the transfer in future quarterly and annual filings.
With respect to the impact of the 3Win trigger on the operational results of the International segment, on page 90 of the MD&A, we have referenced the reader, “(f)or further discussion of the Unlock and 3Win trigger, see Unlock and Sensitivity Analysis in the Critical Accounting Estimates section of the MD&A.” On page 53 of the MD&A in footnote 5 to the Japan Variable Annuity sensitivity table included in the Unlock and Sensitivity Analysis section we disclosed, “(d)uring the fourth quarter of 2008 approximately 97% of all 3Win contract holders had account values that fell by 20% or more from their initial deposit. This resulted in accelerated amortization of DAC in the fourth quarter of 2008 of $194, pre-tax. Further declines in equity markets during 2009 could cause the entire remaining DAC balance of $11 to be amortized.” There were no other impacts of the 3 Win trigger during 2008 that were material enough to warrant individual disclosure. We will include these words in our explanation of International’s 2008 vs. 2007 results in our 2009 Form 10-K.

Management will also include in subsequent quarterly filings, in the equivalent to footnote 3 on page 89 of the Form 10K, a clarification to the language describing the triggering event related to 3Win and its future impact on profits stating, “Japan fixed annuity and other account values include a $2 billion increase due to the impact of the GMIB pay-out annuity account value trigger for the 3Win product with a corresponding decrease to Japan variable annuity account values. This fixed annuity account value is not expected to generate material future profit or loss to the Company.”
Prior to being triggered, the GMIB provision was accounted for in accordance with paragraph 31 of SOP 03-01 which required an additional liability for the GMIB feature. The additional liability was based on a benefit ratio calculated using the average of expected GMIB payments and total expected assessments, over a range of scenarios, during the anticipated accumulation phase of the contract. However, upon triggering the GMIB, a fixed payout annuity liability replaced the SOP 03-1 liability and will be reported as an investment contract in accordance with FAS 97, Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments as there is no significant mortality risk.
SEC Comment 4
You state in your response to prior comment six that Japan variable annuities are not recorded in the separate account because they do not qualify for separate account treatment in accordance with paragraph 11 of SOP 03-01. However, in Note 9, you appear to indicate that Japan variable annuities are included in separate account assets and liabilities. Please revise your disclosure to address this apparent contradiction. Also, disclose your accounting basis for variable annuity products sold in Japan, particularly why these products do not meet the conditions in paragraph 11 of SOP 03-01. Describe those activities recorded in the separate account and those recorded in the general account and how the significant market declines in 2008 affected general and separate account assets for Japan variable annuity products. Also, ensure that your disclosure explains the degree to which investment risk is borne by contract holders in Japan and the legal basis for your allocation of $10.34 billion of losses related to equity securities held in trading to international variable annuities.
Company Response 4:
Japan variable annuity contracts work much like US variable annuities in that all investment performance of the underlying contract holder selected investment funds, net of contract fees and assessments, is contractually passed through to the individual contract holder.

However, the underlying investment funds in the Japan variable annuity are not legally insulated from the general account liabilities of the Company and therefore do not meet the second condition for separate account reporting under paragraph 11 of SOP 03-01.
Paragraph 12 of SOP 03-01 goes on to state that, “If a separate account arrangement does not meet the criteria in paragraph 11..., assets representing contract holder funds under the arrangement should be accounted for (measured and presented) the same as other general account assets as prescribed in paragraphs 45 through 51 of FASB Statement No. 60, as amended.”
In Japan, the variable annuity investment funds are primarily comprised of fixed maturity and equity securities. These assets are recorded at fair value in a trading securities portfolio with the subsequent changes in fair value reflected in net investment income along with interest income on the fixed maturity securities. Any increases, or decreases such as those seen in 2008, get passed directly to the policyholder through interest credited which is a component of the Benefits, losses and loss adjustment expense line item of the Consolidated Results of Operations.
In 2008, $10.3 billion of losses were derived from the variable annuity investment funds and were passed directly to the policyholder. For Japan fixed annuity products, interest is credited to the policyholder based on contractual crediting rates.
In the Company’s Form 10-Q for the three and nine months ended September 30, 2009 and subsequent filings, footnote 8 of the Breakdown of Individual Variable and Group Annuity Account Value by GMDB/GMIB Type within the Notes to the Condensed Financial Statements will be updated with the highlighted text.
[8] Death benefits include a Return of Premium and MAV (before age 80) paid in a single lump sum. The income benefit is a guarantee to return initial investment, adjusted for earnings liquidity, paid through a fixed annuity, after a minimum deferral period of 10,15, or 20 years. The guaranteed remaining balance related to the Japan GMIB was $30.6 billion and $26.8 billion as of December 31, 2008 and 2007, respectively. These liabilities are not included in the Separate Account as they are not legally insulated from the general account liabilities of the insurance enterprise.
We would be happy to respond to any further questions you or your staff may have. You may call me at 860-547-4135.
Sincerely,
/s/ Beth A. Bombara
Beth A. Bombara
Senior Vice President and Controller